Exhibit (d)(4)

Golden Gate Private Equity, Inc.

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attention: Joshua Cohen

May 7, 2011

California Pizza Kitchen, Inc.

6053 West Century Boulevard

11th Floor

Los Angeles, CA 90045

Gentlemen:

We refer to our Exclusivity Agreement dated April 11, 2011 (the “Exclusivity Agreement”). All terms used, but not defined, in this letter have the meanings given to them in the Exclusivity Agreement.

GGC and the Company agree that the reference in the first numbered paragraph of the Exclusivity Agreement to “May 2, 2011” is hereby amended to read “May 30, 2011.” Except as expressly modified herein, all other terms and conditions of the Exclusivity Agreement remain in full force and effect.

If the foregoing accurately sets forth the understanding between GGC and the Company with respect to the subject matter of this letter, please so indicate by signing this letter below and electronically sending a signed copy to GGC. This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law or choice of law which would result in the application of laws of any jurisdiction other than the State of Delaware. This letter may be executed in multiple counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement.

Very truly yours,

GOLDEN GATE PRIVATE EQUITY, INC.

By:	/s/ Joshua Olshansky
	Name:	Joshua Olshansky
	Title:	Managing Director

Agreed, Accepted and Confirmed:

As of May 7, 2011

CALIFORNIA PIZZA KITCHEN, INC.

By:	/s/ Richard L. Rosenfield
	Name:	Richard L. Rosenfield
	Title:	Co-Chairman of the Board, Co-Chief Executive Officer, Co-President and Director